Exhibit (e)(2)

Schedule A

As of February 1, 2024, this Schedule A forms a part of the Principal Underwriter Agreement dated as of May 1, 2023 (the “Agreement”) between MassMutual Advantage Funds and MML Distributors, LLC. As of February 1, 2024, this Schedule A supersedes any previous version of said Schedule A.

Name of Series	Classes of Shares

MassMutual Clinton Limited Term Municipal Fund	I, Y, A
MassMutual Clinton Municipal Fund	I, Y, A
MassMutual Clinton Municipal Credit Opportunities Fund	I, Y, A
MassMutual Emerging Markets Debt Blended Total Return Fund	I, Y, A, C
MassMutual Global Credit Income Opportunities Fund	I, Y, A, C
MassMutual Global Emerging Markets Equity Fund	I, Y, A, C
MassMutual Global Floating Rate Fund	I, Y, A, C

MASSMUTUAL ADVANTAGE FUNDS		MML DISTRIBUTORS, LLC

By:	/s/ Renee Hitchcock	By:	/s/ Paul LaPiana
Name: Renee Hitchcock		Name: Paul LaPiana
Title: CFO and Treasurer		Title: President